Exhibit 4.4

Financial Supporting Letter from Mr. Silong Chen

Dogness (International) Corporation had deficits in the working capital of $1.478 million and $4.532 million as of June 30, 2016 and 2015. Based on the international market demands, the Company spends significant capital in expansion and renovation of the existing production lines and R&D to support its sustainable growth in future. As the Chairman and CEO of the Company, I promise that I personally will provide sufficient funds to finance the Company’s working capital if the Company is short of operating funds. The Company can make repayment when it has sufficient working capital for operation.

March 29, 2017

/s/ Silong Chen

    Silong Chen